Rolls-Royce

Rolls-Royce Group plc
PO Box 31, Derby DE24 8BJ, England
Telephone: +44 (0) 1332 242424
Fax: +44 (0) 1332 249936
www.rolls-royce.com

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

05005997

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 18 2005
WASH. D.C. 152

1 February 2005

Re: Information for Rolls-Royce Group plc, No. 82-34721

Dear Sirs:

The information listed below is enclosed and is being provided in compliance with Rule 12g3-2(b).

SUPPL

Schedule 10 – Nine Notifications of Major Interests in Shares
Schedule 11 – Eleven Notifications of Directors Interests
Two Notification of Directors Interests
Two Notifications of a Change in Directors
Three Director Declarations

If you have any questions, please contact me at 011-44-1332 -245-878.

Yours faithfully
For Rolls-Royce Group plc

John Warren
Deputy Company Secretary

PROCESSED
MAR 01 2005
THOMSON FINANCIAL

3/1

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	10:19 22-Dec-04
Number	PRNUK-2212

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

FMR CORP.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

BENEFICIAL INTEREST

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

STATE STREET HONG KONG 36,300

BANK OF NEW YORK EUROPE 2,853,700

BANK OF NEW YORK BRUSSELS 594,100

BROWN BROS HARRIMAN LTD 26,011,400

JP MORGAN BOURNEMOUTH 8,903,727

NATIONAL AUSTRALIA BANK 915,700

NORTHERN TRUST LONDON 2,521,417

STATE STREET BANK AND TRUST COMPANY 1,656,252

JP MORGAN CHASE BANK 6,456,600

BANK OF NEW YORK 344,100

MORGAN STANLEY AND CO INC 19,100

NORTHERN TRUST CO 642,700

CHASE MANHATTAN LONDON 30,800

CHASE MANHATTAN BANK AG 221,100

CLYDESDALE BANK PLC 120,300

DEXIA PRIVATEBANK 26,301

MELLON BANK 387,000

NORDEA BANK AB 70,501

5. Number of shares / amount of stock acquired

6. Percentage of issued class

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

ORDINARY

10. Date of transaction

11. Date company informed

21/12/2004

12. Total holding following this notification

51,811,098

13. Total percentage holding of issued class following this notification

3.04%

14. Any additional information

Disclosure under S198 Companies Act 1985

15. Name of contact and telephone number for queries

JOHN WARREN - 01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification

22/12/04

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END

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Regulatory Announcement

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	16:33 09-Dec-04
Number	PRNUK-0912

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

THE CAPITAL GROUP OF COMPANIES, INC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SEE ENCLOSED SCHEDULE

5. Number of shares / amount of stock acquired

6. Percentage of issued class

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

ORDINARY

10. Date of transaction

11. Date company informed

8/12/2004

12. Total holding following this notification

69,404,504

13. Total percentage holding of issued class following this notification

4.07%

14. Any additional information

S198 Companies Act 1985

15. Name of contact and telephone number for queries

JOHN WARREN - 01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification

9/12/2004

SCHEDULE

Registered Holder	No. of Shares
Chase Nominees Ltd	16,275,288
Woolgate House	
Coleman Street	
London EC2P 2HD	
Nortrust Nominees	10,507,177
155 Bishopsgate	
London EC2M 3XS	
Mellon Nominees (UK) Ltd	401,055
150 Buchanan Street	
Glasgow G1 2DY	
State Street Nominees Ltd	4,830,556
Canary Wharf	
27th Floor, 1 Canada Square	

London E14 5AF	
Bank of New York Nominees	17,074,309
Bank of New York	
3 Birchin Lane	
London EC3V 9BY	
Northern Trust	3,956,708
C/o Nortrust Nominees Ltd	
155 Bishopsgate	
London EC2M 3XS	
Midland Bank plc	869,005
5 Laurence	
Poutney Hill	
EC4R 0E	
Bankers Trust	553,007
59 ½ Southmark Street	
2nd Floor	
London SE1 0HH	
Barclays Bank	551,913
Barclays Global Securities Services	
8 Angel Court	
London EC2R 7HT	
Citibank London	1,574,171
11 Old Jewry	
London EC2R 8DB	
Morgan Guaranty	638,416
83 Pall Mall	
London SW1Y 5ES	
State Street Bank & Trust Co	3,360,625
Deutsche Bank AG	2,589,623
23 Great Winchester Street	
London EC2P 2AX	

HSBC Bank plc	2,667,712
Securities Services,	
Mariner House	
Pepys Street	
London EC3N 4DA	
Mellon Bank N.A	757,988
London Branch	
London	
Northern Trust AVFC	525,778
South Africa	
KAS UK	76,868
Kass Associate	
PO Box 178	
1000 AD Amsterdam	
Bank One London	270,008
Lloyds Bank	70,344
Central Settlement Section	
Branches Stock Office	
34 Threadneedle Street	
Citibank NA	860,923
Toronto	
Brown Bros.	69,300
One Mellon Bank Center	
Pittsburgh, PA 15258	
Clydesdale Bank plc	29,700
Sumitomo Trust & Banking	21,400
Fiduciary & Securities Business Dept.	
1-5 Nihonbashi - Honcho 4-chome	
Cho-ku Tokyo 103	
RBSTB Nominess Ltd	12,000
67 Lombard St	

London EC3 3DL

JP Morgan Chase Bank	359,100
Royal Bank of Scotland	170,400
Regents House, 42, Islington High Street, London, N1 8XL	
Citibank	331,130
Total	69,404,504

END

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Regulatory Announcement

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	13:30 26-Oct-04
Number	PRNUK-2610

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

STANDARD LIFE GROUP

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As per 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

VIDACOS NOMINEES

5. Number of shares / amount of stock acquired

6. Percentage of issued class

NOW HOLDS LESS THAN 3%

7. Number of shares / amount of stock disposed

8. Percentage of issued class

NOW HOLDS LESS THAN 3%

9. Class of security

ORDINARY

10. Date of transaction

20/10/04

11. Date company informed

22/10/04

12. Total holding following this notification

NOW HOLDS LESS THAN 3%

13. Total percentage holding of issued class following this notification

NOW HOLDS LESS THAN 3%

14. Any additional information

NOTIFICATION UNDER S198 COMPANIES ACT 1985

15. Name of contact and telephone number for queries

JOHN WARREN - 01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification

26/10/04

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	13:50 04-Jan-05
Number	PRNUK-0401

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

THE CAPITAL GROUP OF COMPANIES, INC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SEE ENCLOSED SCHEDULE

5. Number of shares / amount of stock acquired

6. Percentage of issued class

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

ORDINARY

10. Date of transaction

11. Date company informed

30/12/2004

67,985,471

13. Total percentage holding of issued class following this notification

3.988%

14. Any additional information

Notification of decrease from 4.07% to 3.988%

15. Name of contact and telephone number for queries

JOHN WARREN - 01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification

04/01/2005

SCHEDULE

Registered Holder	No. of Shares
Chase Nominees Ltd	15,757,695
Woolgate House	
Coleman Street	
London EC2P 2HD	
Nortrust Nominees	10,416,977
155 Bishopsgate	
London EC2M 3XS	
Mellon Nominees (UK) Ltd	401,055
150 Buchanan Street	
Glasgow G1 2DY	
State Street Nominees Ltd	4,830,556
Canary Wharf	
27th Floor, 1 Canada Square	

Bank of New York Nominees	16,447,109
Bank of New York	
3 Birchin Lane	
London EC3V 9BY	
Northern Trust	3,956,708
C/o Nortrust Nominees Ltd	
155 Bishopsgate	
London EC2M 3XS	
Midland Bank plc	869,005
5 Laurence	
Poutney Hill	
EC4R 0E	
Bankers Trust	553,007
59 ½ Southmark Street	
2nd Floor	
London SE1 0HH	
Barclays Bank	551,913
Barclays Global Securities Services	
8 Angel Court	
London EC2R 7HT	
Citibank London	1,542,071
11 Old Jewry	
London EC2R 8DB	
Morgan Guaranty	638,416
83 Pall Mall	
London SW1Y 5ES	
State Street Bank & Trust Co	3,241,385
Deutsche Bank AG	2,589,623
23 Great Winchester Street	
London EC2P 2AX	

HSBC Bank plc	2,635,012
Securities Services,	
Mariner House	
Pepys Street	
London EC3N 4DA	
Mellon Bank N.A	757,988
London Branch	
London	
Northern Trust AVFC	525,778
South Africa	
KAS UK	76,868
Kass Associate	
PO Box 178	
1000 AD Amsterdam	
Bank One London	270,008
Lloyds Bank	70,344
Central Settlement Section	
Branches Stock Office	
34 Threadneedle Street	
Citibank NA	860,923
Toronto	
Brown Bros.	69,300
One Mellon Bank Center	
Pittsburgh, PA 15258	
Clydesdale Bank plc	29,700
Sumitomo Trust & Banking	21,400
Fiduciary & Securities Business Dept.	
1-5 Nihonbashi - Honcho 4-chome	
Cho-ku Tokyo 103	
RBSTB Nominess Ltd	12,000
67 Lombard St	

JP Morgan Chase Bank	359,100
Royal Bank of Scotland	170,400
Regents House, 42, Islington High Street, London, N1 8XL	
Citibank	331,130
Total	67,985,471

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	14:30 06-Jan-05
Number	PRNUK-0601

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

THE CAPITAL GROUP OF COMPANIES, INC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SEE ENCLOSED SCHEDULE

5. Number of shares / amount of stock acquired

6. Percentage of issued class

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

ORDINARY

10. Date of transaction

11. Date company informed

5/01/2005

69,108,116

13. Total percentage holding of issued class following this notification

4.054%

14. Any additional information

Notification of Increase from 3.988% to 4.054%

15. Name of contact and telephone number for queries

JOHN WARREN - 01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification

06/01/2005

SCHEDULE

Registered Holder	No. of Shares
Chase Nominees Ltd	15,980,607
Woolgate House	
Coleman Street	
London EC2P 2HD	
Nortrust Nominees	10,669,125
155 Bishopsgate	
London EC2M 3XS	
Mellon Nominees (UK) Ltd	405,046
150 Buchanan Street	
Glasgow G1 2DY	
State Street Nominees Ltd	4,893,544
Canary Wharf	
27th Floor, 1 Canada Square	

Bank of New York Nominees	16,706,488
Bank of New York	
3 Birchin Lane	
London EC3V 9BY	
Northern Trust	4,014,961
C/o Nortrust Nominees Ltd	
155 Bishopsgate	
London EC2M 3XS	
Midland Bank plc	880,055
5 Laurence	
Poutney Hill	
EC4R 0E	
Bankers Trust	563,089
59 ½ Southmark Street	
2nd Floor	
London SE1 0HH	
Barclays Bank	558,933
Barclays Global Securities Services	
8 Angel Court	
London EC2R 7HT	
Citibank London	1,560,477
11 Old Jewry	
London EC2R 8DB	
Morgan Guaranty	652,843
83 Pall Mall	
London SW1Y 5ES	
State Street Bank & Trust Co	3,288,306
Deutsche Bank AG	2,641,152
23 Great Winchester Street	
London EC2P 2AX	

HSBC Bank plc	2,694,559
Securities Services,	
Mariner House	
Pepys Street	
London EC3N 4DA	
Mellon Bank N.A	766,977
London Branch	
London	
Northern Trust AVFC	532,465
South Africa	
KAS UK	77,845
Kass Associate	
PO Box 178	
1000 AD Amsterdam	
Bank One London	275,781
Lloyds Bank	71,238
Central Settlement Section	
Branches Stock Office	
34 Threadneedle Street	
Citibank NA	871,870
Toronto	
Brown Bros.	70,179
One Mellon Bank Center	
Pittsburgh, PA 15258	
Clydesdale Bank plc	30,077
Sumitomo Trust & Banking	21,400
Fiduciary & Securities Business Dept.	
1-5 Nihonbashi - Honcho 4-chome	
Cho-ku Tokyo 103	
RBSTB Nominess Ltd	12,152
67 Lombard St	

JP Morgan Chase Bank	363,667
Royal Bank of Scotland	173,484
Regents House, 42, Islington High Street, London, N1 8XL	
Citibank	331,796
Total	69,108,116

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	14:00 11-Jan-05
Number	PRNUK-1101

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

WELLINGTON MANAGEMENT COMPANY,LLP

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

5. Number of shares/amount of stock acquired

6. Percentage of issued class

NOW HOLDS LESS THAN 3%

7. Number of shares /amount of stock disposed

8. Percentage of issued class

9. Class of security

ORDINARY 20P SHARES

10. Date of transaction

11. Date company informed

10 January 2005

12. Total holding following this notification

13. Total percentage holding of issued class following this notification

NOW HOLDS LESS THAN 3%

14. Any additional information

15. Name of contact and telephone number for queries

JOHN WARREN - 01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 11 January 2005

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	13:19 12-Jan-05
Number	PRNUK-1201

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

THE CAPITAL GROUP OF COMPANIES, INC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SEE ENCLOSED SCHEDULE

5. Number of shares / amount of stock acquired

6. Percentage of issued class

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

ORDINARY

10. Date of transaction

11. Date company informed

11/01/2005

68,682,967

13. Total percentage holding of issued class following this notification

3.997%

14. Any additional information

Notification of decrease from 4.054% to 3.997%

15. Name of contact and telephone number for queries

JOHN WARREN - 01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification

12/01/2005

SCHEDULE

Registered Holder	No. of Shares
Chase Nominees Ltd	15,871,258
Woolgate House	
Coleman Street	
London EC2P 2HD	
Nortrust Nominees	10,574,225
155 Bishopsgate	
London EC2M 3XS	
Mellon Nominees (UK) Ltd	405,046
150 Buchanan Street	
Glasgow G1 2DY	
State Street Nominees Ltd	4,888,844
Canary Wharf	
27th Floor, 1 Canada Square	

Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	16,606,288
Northern Trust C/o Nortrust Nominees Ltd 155 Bishopsgate London EC2M 3XS	3,965,061
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E	880,055
Bankers Trust 59 ½ Southmark Street 2nd Floor London SE1 0HH	556,689
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	558,933
Citibank London 11 Old Jewry London EC2R 8DB	1,592,477
Morgan Guaranty 83 Pall Mall London SW1Y 5ES	639,143
State Street Bank & Trust Co	3,323,906
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX	2,591,152

HSBC Bank plc	2,653,759
Securities Services,	
Mariner House	
Pepys Street	
London EC3N 4DA	
Mellon Bank N.A	766,977
London Branch	
London	
Northern Trust AVFC	532,465
South Africa	
KAS UK	77,845
Kass Associate	
PO Box 178	
1000 AD Amsterdam	
Bank One London	269,781
Lloyds Bank	71,238
Central Settlement Section	
Branches Stock Office	
34 Threadneedle Street	
Citibank NA	871,870
Toronto	
Brown Bros.	70,179
One Mellon Bank Center	
Pittsburgh, PA 15258	
Clydesdale Bank plc	30,077
Sumitomo Trust & Banking	21,400
Fiduciary & Securities Business Dept.	
1-5 Nihonbashi - Honcho 4-chome	
Cho-ku Tokyo 103	
RBSTB Nominess Ltd	12,152
67 Lombard St	

JP Morgan Chase Bank	363,667
Royal Bank of Scotland	156,684
Regents House, 42, Islington High Street, London, N1 8XL	
Citibank	331,796
Total	68,682,967

END

Close

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	11:44 13-Jan-05
Number	PRNUK-1301

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

THE CAPITAL GROUP OF COMPANIES, INC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SEE ENCLOSED SCHEDULE

5. Number of shares / amount of stock acquired

6. Percentage of issued class

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

ORDINARY

10. Date of transaction

11. Date company informed

12/01/2005

12. Total holding following this notification

69,432,967

13. Total percentage holding of issued class following this notification

4.04%

14. Any additional information

Notification of increase from 3.997% to 4.04%

15. Name of contact and telephone number for queries

JOHN WARREN - 01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification

13/01/2005

SCHEDULE

Registered Holder	No. of Shares
Chase Nominees Ltd	15,871,258
Woolgate House	
Coleman Street	
London EC2P 2HD	
Nortrust Nominees	10,574,225
155 Bishopsgate	
London EC2M 3XS	
Mellon Nominees (UK) Ltd	405,046
150 Buchanan Street	
Glasgow G1 2DY	
State Street Nominees Ltd	4,888,844
Canary Wharf	
27th Floor, 1 Canada Square	

Bank of New York Nominees	16,606,288
Bank of New York	
3 Birchin Lane	
London EC3V 9BY	
Northern Trust	3,965,061
C/o Nortrust Nominees Ltd	
155 Bishopsgate	
London EC2M 3XS	
Midland Bank plc	880,055
5 Laurence	
Poutney Hill	
EC4R 0E	
Bankers Trust	556,689
59 ½ Southmark Street	
2nd Floor	
London SE1 0HH	
Barclays Bank	558,933
Barclays Global Securities Services	
8 Angel Court	
London EC2R 7HT	
Citibank London	1,592,477
11 Old Jewry	
London EC2R 8DB	
Morgan Guaranty	639,143
83 Pall Mall	
London SW1Y 5ES	
State Street Bank & Trust Co	4,073,906
Deutsche Bank AG	2,591,152
23 Great Winchester Street	
London EC2P 2AX	

HSBC Bank plc	2,653,759
Securities Services,	
Mariner House	
Pepys Street	
London EC3N 4DA	
Mellon Bank N.A	766,977
London Branch	
London	
Northern Trust AVFC	532,465
South Africa	
KAS UK	77,845
Kass Associate	
PO Box 178	
1000 AD Amsterdam	
Bank One London	269,781
Lloyds Bank	71,238
Central Settlement Section	
Branches Stock Office	
34 Threadneedle Street	
Citibank NA	871,870
Toronto	
Brown Bros.	70,179
One Mellon Bank Center	
Pittsburgh, PA 15258	
Clydesdale Bank plc	30,077
Sumitomo Trust & Banking	21,400
Fiduciary & Securities Business Dept.	
1-5 Nihonbashi - Honcho 4-chome	
Cho-ku Tokyo 103	
RBSTB Nominess Ltd	12,152
67 Lombard St	

JP Morgan Chase Bank	363,667
Royal Bank of Scotland	156,684
Regents House, 42, Islington High Street, London, N1 8XL	
Citibank	331,796
Total	69,432,967

END

Close

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	16:21 21-Jan-05
Number	PRNUK-2101

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

THE CAPITAL GROUP OF COMPANIES, INC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SEE ENCLOSED SCHEDULE

5. Number of shares / amount of stock acquired

6. Percentage of issued class

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

ORDINARY

10. Date of transaction

11. Date company informed

18/01/2005

67,111,874

13. Total percentage holding of issued class following this notification

3.905%

14. Any additional information

Notification of decrease from 4.04% to 3.905%

15. Name of contact and telephone number for queries

JOHN WARREN - 01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification

21/01/2005

SCHEDULE

Registered Holder	No. of Shares
Chase Nominees Ltd	15,426,058
Woolgate House	
Coleman Street	
London EC2P 2HD	
Nortrust Nominees	10,095,725
155 Bishopsgate	
London EC2M 3XS	
Mellon Nominees (UK) Ltd	401,546
150 Buchanan Street	
Glasgow G1 2DY	
State Street Nominees Ltd	4,874,144
Canary Wharf	
27th Floor, 1 Canada Square	

Bank of New York Nominees	15,882,998
Bank of New York	
3 Birchin Lane	
London EC3V 9BY	
Northern Trust	3,808,261
C/o Nortrust Nominees Ltd	
155 Bishopsgate	
London EC2M 3XS	
Midland Bank plc	880,055
5 Laurence	
Poutney Hill	
EC4R 0E	
Bankers Trust	536,789
59 ½ Southmark Street	
2nd Floor	
London SE1 0HH	
Barclays Bank	558,933
Barclays Global Securities Services	
8 Angel Court	
London EC2R 7HT	
Citibank London	1,592,477
11 Old Jewry	
London EC2R 8DB	
Morgan Guaranty	596,243
83 Pall Mall	
London SW1Y 5ES	
State Street Bank & Trust Co	4,042,606
Deutsche Bank AG	2,434,352
23 Great Winchester Street	
London EC2P 2AX	

HSBC Bank plc	2,477,256
Securities Services,	
Mariner House	
Pepys Street	
London EC3N 4DA	
Mellon Bank N.A	766,977
London Branch	
London	
Northern Trust AVFC	532,465
South Africa	
KAS UK	77,845
Kass Associate	
PO Box 178	
1000 AD Amsterdam	
Bank One London	250,781
Lloyds Bank	71,238
Central Settlement Section	
Branches Stock Office	
34 Threadneedle Street	
Citibank NA	871,870
Toronto	
Brown Bros.	70,179
One Mellon Bank Center	
Pittsburgh, PA 15258	
Clydesdale Bank plc	30,077
Sumitomo Trust & Banking	21,400
Fiduciary & Securities Business Dept.	
1-5 Nihonbashi - Honcho 4-chome	
Cho-ku Tokyo 103	
RBSTB Nominess Ltd	12,152
67 Lombard St	

JP Morgan Chase Bank	363,667
Royal Bank of Scotland	103,984
Regents House, 42, Islington High Street, London, N1 8XL	
Citibank	331,796
Total	67,111,874

END

Close

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	13:21 12-Jan-05
Number	PRNUK-1201

STOCK EXCHANGE ANNOUNCEMENT

The Company announces the purchase on 7th January 2005 of 46,518 ordinary shares in the Company by Computershare Trustees Limited (the Trustee) at a price of 253.5 pence per share for the purpose of satisfying the purchase of ordinary shares by eligible employees (including executive directors) under the Rolls-Royce SharePurchase Plan (the Plan) for the current month. The Plan has been approved by the Inland Revenue as a share incentive plan under Schedule 8 to the Finance Act 2000.

Following the transaction the Trustee will hold 5,083,538 ordinary shares, all of which are held on behalf of eligible employees pursuant to the terms of the Plan.

The number of ordinary shares purchased on this date on behalf of the executive directors were as follows:

Sir John Rose 50

C H Green 50

A B Shilston 50

The UKLA has confirmed that, although not referred to specifically in the Model Code, the purchase of SharePurchase shares under the Rolls-Royce SharePurchase Plan during a Close Period does not constitute a breach of the Close Period restrictions. The value of these purchases have not changed from the previous month.

Company notified 12 January 2005

Dated 12 January 2005

For further information please contact John Warren, Deputy Company Secretary, Rolls-Royce Group plc, tel. no. 01332 245878

END

Close

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	14:31 31-Jan-05
Number	PRNUK-3101

Rolls-Royce Group plc (the Company) announces that on 5th January 2005, pursuant to the Rolls-Royce Profit Share Scheme (the PSS) and the Rolls-Royce ShareBonus Scheme and SharePurchase Plan (the SIP), the following executive directors of the Company became interested in the ordinary shares of 20p each (Ordinary Shares) set out below in respect of their holdings following their election to convert their entitlement of non-cumulative redeemable convertible preference shares of 0.1p each (B shares) into Ordinary Shares. Ordinary Shares in respect of shareholdings under the PSS and the SIP are held by Computershare Trustees Limited (the Trustee) as nominee for the director:-

	PSS	SIP
Sir John Rose	55	88
John Cheffins	125	134
Colin Green	46	88
Dr Mike Howse	33	47
Andrew Shilston	-	49

Notified 28 January 2005

Date 31 January 2005

For further information contact John Warren, Deputy Company Secretary, tel. No. 01332 245878.

END

Close

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	13:46 07-Jan-05
Number	PRNUK-0701

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

   Rolls-Royce Group plc

2. Name of director

   Carl-Peter Forster

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

   In 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

   Market purchase

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
390	n/a		

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
Ordinary	251.75p	7/01/2005	7/01/2005

15. Total holding following this notification

2,357

16. Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

The above purchase of shares were made yesterday under arrangements for directors to purchase shares on a monthly basis using a percentage of their after tax fees. The above purchase is consistent with the arrangements which were put in place and commenced in September 2003.

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 7/01/2005

END

Close

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	13:24 05-Jan-05
Number	PRNUK-0501

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

Rolls-Royce Group plc

2. Name of director

James Mathew Guyette

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

Conversion of B shares in to ordinary shares

7. Number of shares/amount of stock acquired

5,385

8. Percentage of issued class

n/a

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

Ordinary

12. Price per share

250p

13. Date of transaction

05/01/2005

14. Date company informed

05/01/2005

15. Total holding following this notification

186,367

16. Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 5/01/2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

Rolls-Royce Group plc

2. Name of director

Colin Henry Green

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

18 or in respect of a non-beneficial interest

In 2 above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

Conversion of B shares in to ordinary shares

7. Number of shares/amount of stock acquired

2,503

8. Percentage of issued class

n/a

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

Ordinary

12. Price per share

250p

13. Date of transaction

05/01/2005

14. Date company informed

05/01/2005

15. Total holding following this notification

199,299

16. Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 5/01/2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

Rolls-Royce Group plc

2. Name of director

Andrew Shilston

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

Conversion of B shares in to ordinary shares

7. Number of shares/amount of stock acquired

1,627

8. Percentage of issued class

n/a

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

12. Price per share

13. Date of transaction

14. Date company informed

Ordinary	250p	05/01/2005	05/01/2005

15. Total holding following this notification

129,575

16. Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 5/01/2005

END

Close

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	13:26 05-Jan-05
Number	PRNUK-0501

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

Rolls-Royce Group plc

2. Name of director

Carl George Symon

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Carl George Symon

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

Conversion of B shares in to ordinary shares

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
84	n/a		

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
Ordinary	250p	5/01/2005	05/01/2005

15. Total holding following this notification

6,635

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 5/01/2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

Rolls-Royce Group plc

2. Name of director

Peter John Byrom

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Melanie Signe Byrom 615

spouse or children under the age of 18 or in respect of a non-beneficial interest

Peter John Byrom & Denton & Co Trustees 119,180

Peter John Byrom 11,011

Peter John Byrom a/c NCB 5,768

Peter John Byrom a/c OSB 5,768

Peter John Byrom a/c SMB 5,768

Director, spouse and children

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

Conversion of B shares in to ordinary shares

7. Number of shares/amount of stock acquired

1,885

8. Percentage of issued class

n/a

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

Ordinary

12. Price per share

250p

13. Date of transaction

5/01/2005

14. Date company informed

5/01/2005

15. Total holding following this notification

149,995

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant, or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 5/01/2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

Rolls-Royce Group plc

2. Name of director

Michael Gilbert James William Howse

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Michael Gilbert James William Howse

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

Non-cumulative redeemable convertible preference (B shares) allocation

7. Number of shares/amount of stock acquired

8. Percentage of issued class

9. Number of shares/amount of stock disposed

10. Percentage of issued class

2,624 n/a

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
Ordinary	250p	5/01/2005	05/01/2005

15. Total holding following this notification

92,712

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 5/01/2005

END

Close

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	13:25 05-Jan-05
Number	PRNUK-0501

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

   Rolls-Royce Group plc

2. Name of director

   Sir Robin Nicholson

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

   As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

   Sir Robin Nicholson

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

   Conversion of B shares in to ordinary shares

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
222	n/a		

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
Ordinary	250p	5/01/2005	05/01/2005

15. Total holding following this notification

17,659

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 5/01/2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

Rolls-Royce Group plc

2. Name of director

John Patrick Cheffins

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

18 or in respect of a non-beneficial interest

As in 2 above

John Patrick Cheffins

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

Conversion of B shares in to ordinary shares

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
2,145	n/a		

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
Ordinary	250p	5/01/2005	5/01/2005

15. Total holding following this notification

166,893

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 5/01/2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

Rolls-Royce Group plc

2. Name of director

Sir John Rose

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director, spouse and children

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Sir John Rose 176,007

Emma Felicity Rose 110,493

Sir John Rose (CJVR) 14,118

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

Conversion of B shares in to ordinary shares

7. Number of shares/amount of stock acquired

3,824

8. Percentage of issued class

n/a

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

12. Price per share

13. Date of transaction

14. Date company informed

Ordinary	250p	5/01/2005	5/01/2005

15. Total holding following this notification

304,442

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 5/01/2005

END

Close

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	14:32 05-Jan-05
Number	PRNUK-0501

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

Rolls-Royce Group plc

2. Name of director

Carl-Peter Forster

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Carl-Peter Forster

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

Conversion of B shares in to ordinary shares

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
10	n/a		

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
Ordinary	250p	05/01/2005	05/01/2005

15. Total holding following this notification

1,977

16. Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 5/01/2005

END

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Regulatory Announcement

Go to market news section

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	New Appointment to the Rolls-Royce Group plc Board
Released	10:06 20-Jan-05
Number	PRNUK-2001

20 January 2005

New Appointment to the Rolls-Royce Group plc Board

Rolls-Royce has appointed Iain Conn as a non-executive director with effect from 20 January 2005.

Iain Conn is an executive director of BP p.l.c. and has regional responsibility for Europe, Russia, the Middle East, the Caspian and Africa. He also has a range of functional responsibilities, including Health, Safety and Environment, Human Resource Management, Marketing, IT and Technology. He previously served as Chief Executive of BP's petrochemicals segment, the world's third largest petrochemicals business.

Commenting on the appointment, Rolls-Royce's Chairman, Simon Robertson, said, 'Iain brings a wealth of experience in running international businesses with a strong brand. I am delighted that he will be joining our Board.'

A biography of Iain Conn is attached.

Iain Conn

In his role as an executive director of BP p.l.c. Iain Conn has regional responsibility for Europe, including the UK, together with Russia, the Middle East, the Caspian and Africa. He has functional responsibility for Health, Safety & Environment, Human Resource Management, Marketing, Technology, Digital Business, Security, Procurement and Pensions Operations.

He was previously chief executive of BP's petrochemicals segment, the third largest petrochemicals business in the world, with over 16,000 employees and large-scale manufacturing plants in the Americas, Europe and Asia.

Before that he worked in BP's refining and marketing segment as group vice president responsible for BP's marketing operations in Europe. He was also responsible for the integration of Veba Oel into the BP organisation and had regional responsibility for BP in Europe. Additionally he was a member of the executive committee for BP's global refining and marketing business. Previously he held responsibility for markets in Asia, Africa and Latin America.

His career with BP began in 1986 in commercial refining and oil trading but over the last 12 years he has spent time in various roles in Exploration & Production, Refining & Marketing and in Group headquarters. He has had overseas postings to Italy, Colombia and the United States.

Iain was born in Edinburgh, educated in Musselburgh, Scotland and subsequently studied chemical engineering and management at The Imperial College, London.

Iain is Chairman of the Advisory Board of The Imperial College London Tanaka Business School.

Personal interests include family, fishing, skiing, music (blues and classical), saxophone, antiques, food & wine, and travel.

Iain is married and has three children.

For more information contact:

Peter Barnes-Wallis

Director of Finanical Communications

Rolls-Royce plc

65 Buckingham Gate

London SW1E 6AT

Tel: 020 7222 9020

Fax:020 7227 9178

Email: peter.barnes-wallis@Rolls-Royce.com

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Statement re Chairmanship of Rolls-Royce Group plc
Released	15:00 05-Nov-04
Number	PRNUK-0511

Chairmanship of Rolls-Royce Group plc and other Board changes

Rolls-Royce Group plc today announced that Simon Robertson will become its non-executive Chairman with effect from 1 January 2005. He will join the Rolls-Royce Board as a non-executive director with immediate effect.

He succeeds Lord Moore of Lower Marsh who has served as Chairman from December 2003 following Euan Baird's illness.

Simon Robertson is a Managing Director of Goldman Sachs International and President of Goldman Sachs Europe, having previously served as Chairman of Kleinwort Benson Group plc. He is also a non-executive director of Inchcape plc and Invensys plc but will be retiring from these Boards by no later than the respective dates of their AGMs in 2005.

Commenting on the appointment, Lord Moore said, 'We are delighted to have found a Chairman of the calibre of Simon Robertson. His deep international business experience and knowledge of both the City and industry will be invaluable to Rolls-Royce.'

Simon Robertson said, 'I am very pleased to be joining such a successful international business, with a strong reputation for quality. I very much look forward to leading the Board at what is an exciting time for the Company.'

With the appointment of Simon Robertson as Chairman, Lord Moore will retire from the Board on 31 December 2004.

Rolls-Royce Group plc also announced the appointment of Sir John Taylor as a non-executive director with immediate effect. Until 2003, Sir John served as Director General of Research Councils, having previously been the Director of Hewlett Packard's European Research Laboratories. He is currently Non-Executive Chairman of Roke Manor Research Ltd.

Sir John Weston will retire as a non-executive director on 1 December, having completed six years as a non-executive director.

Commenting on these changes, Lord Moore said, 'We are delighted that Sir John Taylor is joining our Board. His deep knowledge and experience of engineering issues will be invaluable to Rolls-Royce. I would also like to pay tribute to the significant contribution Sir John Weston has made over the period he has served as a non-executive director'.

For further details contact:

Peter Barnes-Wallis

Director of Financial Communications

Rolls-Royce plc

65 Buckingham Gate

London

SW1E 6AT

UK

Tel: +44 (0) 207 227 9241

Fax: +44 (0) 207 227 9170

Email: peter.barnes-wallis@rolls-royce.com

Notes for editors

Simon M. Robertson

Simon Robertson was born in England on 4th March 1941 and was educated at Eton.

In 1961 and 1962 he trained with Banque de Neuflize, Schlumberger, Mallet in Paris, Kredietbank N.V. in Brussels, Bankhaus Merck Finck in Munich and Munchmeyer & Co. in Hamburg. In 1967 he worked in the Corporate Finance Department of Goldman, Sachs & Co. in New York.

He joined the Kleinwort Benson group in 1963 and worked there until his resignation in February 1997. During that time he worked in most of the businesses of the Kleinwort Benson group before joining the Corporate Finance Division in 1968.

He was made a director of Kleinwort Benson Limited in 1976 and Deputy Chairman of Kleinwort Benson Group Plc in 1992 before which he was head of Corporate Finance. He became Chairman of Kleinwort Benson Group Plc in March 1996. He resigned from the Group in February 1997.

He joined Goldman Sachs on 1st September 1997 where he is a Managing Director. He is also President of Goldman Sachs Europe Limited.

Simon is a non-executive director of Inchcape plc, Invensys plc (formerly BTR plc) and Berry Brothers & Rudd Ltd. He was a non-executive director of the London Stock Exchange from July 1998 to March 2001.

He is Chairman of the Royal Academy Trust and the Ernest Kleinwort Charitable Trust. He is also a director of The Royal Opera House Covent Garden Limited and a trustee of the Eden Project, the St. Paul's Cathedral Development Foundation and the Royal Opera House Endowment Fund.

Prof Sir John Taylor, OBE, FRS, FREng

In December 2003, John Taylor completed his five year term as Director General of Research Councils, responsible for the UK Science Budget and the seven Research Councils funding research across the whole spectrum of science and technology in the UK science and engineering base.

He was formerly director of Hewlett Packard Laboratories Bristol, where he developed major programs of research in areas including internet security, wireless communications, telecommunications, personal digital imaging and mathematics. Earlier, he lead various research groups at RSRE and ARE in secure computing and communications, and command and control.

He was President of the Institution of Electrical Engineers in 1998-9, and chaired the UK Technology Foresight Panel in IT Electronics and Communications until December 1998. He is an honorary fellow of Emmanuel College, Cambridge and a visiting professor at Oxford University.

He was knighted in 2004 for services to scientific research and is currently

chairman of Roke Manor Research Ltd and chair of the South West RDA's Shadow Science and Industry Council.

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Declaration
Released	15:26 18-Nov-04
Number	PRNUK-1811

DECLARATION BY SIMON M ROBERTSON NEWLY APPOINTED NON-EXECUTIVE DIRECTOR OF ROLLS-ROYCE GROUP plc

DATE OF APPOINTMENT 5TH NOVEMBER 2004

In accordance with the obligations of 16.4 of the Listing Rules in relation to the appointment of a new director to the Board, Mr Simon M Robertson has declared the following information required under 16.4(a) and 16.4(b) of the Listing Rules.

Currently held directorships in publicly quoted companies listed below:-

Inchcape plc (UK)

Invensys plc (UK)

Directorships held in publicly quoted companies within the last 5 years:-

London Stock Exchange plc (UK) 9 July 1998 - 20 March 2001

In relation to the information required by the Company Announcements Office under section 6.F2 (b) to (g) of the FSA Listing Rules that there is no such information to be disclosed.

At the date of his appointment Mr Simon M Robertson held no shares in Rolls-Royce Group plc.

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Declaration
Released	15:27 18-Nov-04
Number	PRNUK-1811

DECLARATION BY SIR JOHN TAYLOR NEWLY APPOINTED NON-EXECUTIVE DIRECTOR OF ROLLS-ROYCE GROUP plc

DATE OF APPOINTMENT 5TH NOVEMBER 2004

In accordance with the obligations of 16.4 of the Listing Rules in relation to the appointment of a new director to the Board, Sir John Taylor has declared the following information required under 16.4(a) and 16.4(b) of the Listing Rules.

Currently held directorships in publicly quoted companies listed below:-

None

Directorships held in publicly quoted companies within the last 5 years:-

None

In relation to the information required by the Company Announcements Office under section 6.F2 (b) to (g) of the FSA Listing Rules that there is no such information to be disclosed.

At the date of his appointment Sir John Taylor held no shares in Rolls-Royce Group plc.

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Declaration
Released	15:58 26-Jan-05
Number	PRNUK-2601

DECLARATION BY MR IAIN CONN NEWLY APPOINTED NON-EXECUTIVE DIRECTOR OF ROLLS-ROYCE GROUP plc

DATE OF APPOINTMENT 20 JANUARY 2005

In accordance with the obligations of 16.4 of the Listing Rules in relation to the appointment of a new director to the Board, Mr Iain Conn has declared the following information required under 16.4(a) and 16.4(b) of the Listing Rules.

Currently held directorships in publicly quoted companies listed below:-

BP p.l.c

Directorships held in publicly quoted companies within the last 5 years:-

None

In relation to the information required by the Company Announcements Office under section 6.F2 (b) to (g) of the FSA Listing Rules that there is no such information to be disclosed.

At the date of his appointment Mr Iain Conn held no shares in Rolls-Royce Group plc.

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